ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

September 7, 2021
VIA EDGAR TRANSMISSION
Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”)
File Nos. 333-179562 and 811-22668
Hoya Capital High Dividend Yield ETF (the “Fund”)
Dear Mr. Orlic,
This correspondence responds to the comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to Post-Effective Amendment No. 712 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), on June 22, 2021 (the “Amendment”) (SEC Accession No. 0000894189-21-003847) with respect to the Fund, a series of the Trust. For your convenience, in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the Amendment.
Comment 1.    Please provide a completed fee table and expense example.
Response:     The fee table and expense example for the Fund have been attached as Appendix A to this correspondence.
Comment 2.    Please explain why the ticker symbol and logo “RIET” are not misleading since the Fund has not adopted a policy to invest 80% of its assets in real estate investment trusts (“REITs”).
Response:    In the experience of the Trust and the Adviser, investors do not use the ticker symbol to infer material facts about a fund’s strategy or risks. The Trust and the Adviser believe that this understanding is shared by other advisers, investors, and industry participants. The Adviser and the Trust are unaware of any precedent for investor confusion being caused solely by the use of a particular ticker symbol and further note that the Fund’s registration statement speaks clearly to the Fund’s investment objective, principal investment strategies, and principal risks, including the role of REITs in the Fund’s Index. In addition, the Trust notes that neither the adopting release for Rule 35d-1 nor the “Frequently Asked Questions about Rule 35d-1” contemplate ticker symbols when they discuss situations in which fund names might mislead investors and/or require 80% investment policies.
The Trust believes that some investors may more easily identify the Fund’s theme through its ticker symbol. However, given that ticker symbols are limited to four characters, the Trust does not believe that investors infer, nor should they infer, any material information about the Fund’s strategy or risks from its ticker symbol. As a result, the Trust does not believe that the use of “RIET” as the Fund’s ticker symbol renders the registration statement with respect to the Fund misleading.
Further, the Trust notes that, as of August 25, 2021, 100% of the securities in the Index are common stock or preferred stock issued by U.S. listed REITs. Therefore, even if an investor inferred that the Fund invests in REITs based on the ticker symbol “RIET”, the investor would not be misled. The Trust also notes that the “Principal Investment Strategy - Hoya Capital High Dividend Yield Index” section of the prospectus discloses the following: “The Index is expected to be primarily composed of companies that qualify as REITs under the Internal Revenue Code of 1986, as amended (the “Code”), but may also include real estate operating companies that do not qualify as REITs.”

The Fund’s logo is made up of the Fund’s ticker and the Fund’s name. As established above, the Trust does not believe that the use of “RIET” as the Fund’s ticker symbol renders the registration statement with respect to the Fund misleading. Given that the Trust does not believe that the components of the logo are misleading, the Trust does not believe that the use of the Fund’s logo is misleading either.
Comment 3.    The Staff believes that “dividend” in the Fund’s name will suggest to investors that the Fund invests in dividend-paying investments. Consequently, please add an appropriate 80% policy for the Fund.
Response:    The following policy has been added to the Amendment:
Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in dividend-paying securities, which includes equity securities that have paid a dividend in the prior 12 calendar months.
Comment 4.    Please disclose in a footnote to the fee table that “Other Expenses” are based on estimated amounts for the current fiscal year.
Response:    The requested change has been made.
Comment 5.    Please confirm that (i) the fee waiver shown in the fee table will be in effect for not less than one year from the effective date of the Amendment, and (ii) there will be no recoupment of waived fees.
Response:    The Trust so confirms.
Comment 6.    In the “Principal Investment Strategy” section of the Prospectus, please add disclosure describing the “certain minimum market capitalization and liquidity thresholds” for the Index.
Response:     The first sentence of the first paragraph under the “Principal Investment Strategy - Hoya Capital High Dividend Yield Index” section has been revised as follows:
Construction of the Index begins with the universe of U.S.-listed common and preferred stock of real estate investment trusts (“REITs”) and real estate operating companies, subject to certain investibility and liquidity requirements, including a minimum market capitalization of $100 million and an average daily value traded greater than or equal to $100,000 over the prior 30 days.
Comment 7.    Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Additionally, the Trust notes that the first risk disclosed is the “Associated Risks of Real Estate Investments”, which the Trust believes is the risk that the Staff would consider the most significant for the Fund.

Comment 8.    With regards to “Concentration Risk,” please clarify whether the Index is concentrated in real estate -related industries.
Response:     The following sentence has been added to last paragraph of the “Principal Investment Strategy - The Fund’s Investment Strategy” section of the prospectus: “As of July 31, 2021 the Index was concentrated in real estate-related industries.”
In addition, please note that the “Associated Risks of Real Estate Investments” and “Concentration Risk” have been combined, and the separate “Concentration Risk” has been deleted.

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary

Appendix A

Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.50%
Less Fee Waiver [2]	(0.25)%
Total Annual Fund Operating Expenses After Fee Waiver	0.25%
1 Estimated for the current fiscal year.
2 The Fund’s investment adviser has agreed to waive twenty-five basis points (0.25%) of its management fees for the Fund until at least September 30, 2022. This agreement may only be terminated before that date by, or with the consent of, the Fund’s Board of Trustees.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$26	$135
4